UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves new Social Responsibility Policy

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Rio de Janeiro, December 26, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors has approved a new Social Responsibility Policy, in line with best practices, after an extensive listening process with the participation of the company's various stakeholders.

The main changes include:

•	Total attention to people, respect, promotion and due diligence in human rights, effective management of social and environmental risks and impacts throughout the life cycle of the company's business.
•	Respecting and valuing diversity, equity and inclusion, as well as preventing and combating discriminatory practices, moral harassment and sexual violence in all work environments, including the supply chain.
•	Integrated action in the just energy transition, aimed at reducing energy poverty and sustainable development, in line with the principles of climate justice.
•	Continuous and inclusive dialogue with communities and the promotion of professional training in the territories where we operate, encouraging the use of local labor.
•	The development of structural and permanent socio-environmental initiatives, and partnerships with public authorities, companies and civil society organizations to promote sustainable development, in synergy with public policies.
•	The commitment to ocean conservation and to promoting the conservation, recovery and sustainable use of forests, contributing to mitigating climate change, halting the loss of biodiversity and to the well-being of indigenous peoples and traditional communities.

For more information, see the full Policy below.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ. Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

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Social Responsibility Policy

1.	APPROVAL

Policy approved by the Petrobras Board of Directors – Board of Directors Meeting No. 1,725, of 12/22/2023.

2.	SCOPE

It applies to the Petrobras System, pursuant to Article 16 of the Bylaws.

3.	PRINCIPLES

3.1    Our strategic planning, programs, projects, processes and operations regard social responsibility, respect and the promotion of human rights, full attention to people and the effective management of social and environmental risks and impacts as fundamental elements in the entire life cycle of business activities and products.

3.2   Petrobras respects and values diversity, equity and inclusion in all our activities and environments.

3.3  Our actions are guided by ethics and transparency values, promoting fair, honest and sustainable relationships with stakeholders.

3.4   We commit to act together with the fair and participatory energy transition agenda, especially in terms of reducing social inequalities, including energy poverty, in alignment with the principles of climate justice and sustainable development, taking into account the rights of workers and communities.

3.5  We act in alignment with the national and international commitments to which we are signatories as well as to international norms of behavior, deploying them across our supply chain and other partners.

4.	GUIDELINES

4.1  Integrate the management of social risks and impacts into decision-making and business processes, identifying and treating their causes, minimizing the severity of risks and negative impacts and enhancing positive impacts.

4.2 Respect and promote human rights, seeking to prevent and mitigate violations in our direct activities, supply chain and partnerships, and fighting discrimination in all its forms.

4.3 Implement due diligence practices in human rights across the life cycle of business activities, taking into account vulnerable and minority groups, with special attention to indigenous peoples, traditional fishermen, quilombolas and other traditional communities.

4.4  Develop initiatives to prevent and fight discriminatory practices, moral harassment and sexual violence in the workplace, including our supply chain.

4.5 Maintain a continuous and inclusive dialogue, by active listening to communities, taking into account their values, as well as the social, economic, cultural and environmental aspects that are specific to each territory, seeking to establish responsible relationships with communities and ensure social legitimacy to operate.

4.6 Implement prevention and preparation measures for communities and other stakeholders in emergency situations.

4.7  Provide complaint and grievance mechanisms for the company's stakeholders, with broad accessibility and dissemination, in addition to handling demands in a diligent, impartial and transparent way.

4.8  Promote mechanisms for fast, proportional and fair compensation for impacts on Human Rights or mechanisms to remedy damages arising from our operations and activities.

4.9 Support and develop communities on climate change themes, seeking to develop resilience in society and ecosystems in an equitable way.

4.10 Establish partnerships with public authorities, companies and civil society organizations to promote sustainable development, strengthening a business environment that takes into account integrated social, economic and environmental aspects and in alignment with public policies.

4.11 Develop structuring and lasting socio-environmental initiatives, in alignment with the UN 2030 Agenda for Sustainable Development Goals, that allow territories to reach their full potential and promote a better quality of life for communities and the recovery and conservation of nature, taking into account the expectations of stakeholders and the contribution to the company’s business, prioritizing the locations where Petrobras operates.

4.12  Develop initiatives to advance a fair energy transition, including the various players in society, seeking to reduce energy poverty and social inequality, as well as developing individuals on this theme and contributing to advancing this movement in Brazil.

4.13  Consolidate our role as a reference company in of ocean conservation, recognizing its extreme relevance for the global ecological balance, for coastal communities and for our business.

4.14  Promote the conservation, recovery and sustainable use of forests, strengthening the importance of developing and implementing nature-based solutions that contribute to mitigating climate change, halting the loss of biodiversity and promoting the well-being of indigenous peoples and traditional communities.

4.15 Ensure the adoption of ethical and fair practices in contracts and partnerships carried out by Petrobras.

4.16	Promote professional training of the people in the territories where we operate,

encouraging the hiring of local workers for job openings in Petrobras’ operations and projects.

4.17  Carry out volunteering initiatives, such as donations in emergency situations or public calamities and donations to funds promoting social rights and assistance, for the benefit of vulnerable and minority groups, with special attention to indigenous peoples and traditional communities, as well as donations of unserviceable goods.

4.18 Train, engage and commit the entire workforce to incorporating and strengthening Social Responsibility principles and guidelines in Petrobras' culture, strategy and governance.

4.19  Communicate information pertaining to our activities regarding social responsibility and sustainability in a clear, objective and transparent way, reaching all stakeholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer